FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Launches BlackBerry Business Cloud Services for Microsoft Office 365	3

Document 1

January 30, 2012

RIM Launches BlackBerry Business Cloud Services for Microsoft Office 365

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced general availability of BlackBerry® Business Cloud Services for Microsoft Office 365 – a new service for business and government organizations that extends Microsoft Exchange Online to BlackBerry® smartphones and allows customers to manage their BlackBerry deployments in the cloud. The service is available at no additional charge to current medium-sized or enterprise subscribers of the Office 365 suite or standalone Exchange Online and works with BlackBerry smartphones on business or consumer data plans.

“RIM is pleased to launch BlackBerry Business Cloud Services for Microsoft Office 365. This new cloud-based option allows customers to cost-effectively support mobility across their organizations and easily manage and secure their BlackBerry deployments,” said Alan Panezic, Vice President, Enterprise Product Management and Marketing at Research In Motion. “We continue to build upon the end-to-end BlackBerry solution for our business and government customers with both on-premise and cloud-based solutions, a range of technical support options to suit any size organization, and a growing ecosystem of apps and services for users.”

“Microsoft’s partnership with RIM exemplifies our commitment to providing customers with the best productivity experience across the PC, browser and phone,” said Julia White, Senior Director of Microsoft's Exchange Product Management Group. “The availability of BlackBerry Business Cloud Services is great news for Office 365 and BlackBerry customers who want to get the maximum benefit from these two business collaboration services.”

BlackBerry Business Cloud Services offers advanced administration and flexible smartphone self-service features to support an organization’s BlackBerry deployment in the cloud. Key features include:

-	Wireless synchronization with Microsoft Exchange Online email, calendar and organizer data from a BlackBerry smartphone

-	BlackBerry® Balance™ technology, which presents a unified view of work and personal content on a BlackBerry smartphone while keeping the content separate and secure

-	An intuitive web-based console for IT administrators to provision, manage and secure BlackBerry smartphones from anywhere

-	Online access to employee self-service smartphone security functions, allowing users to easily reset a device password or remotely lock or wipe a device in the event of loss or theft

Managed service providers, systems integrators, carriers, resellers and other partners can also use the cloud service to manage BlackBerry deployments on behalf of their customers.

The service is available today in over 50 countries. Customers can go to www.blackberry.com/cloudservices to get started.

###

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5613

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 30, 2012	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer